UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 18, 2026

Launch Two Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42306	98-1801568
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

180 Grand Avenue, Suite 1530
Oakland, CA 94612

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (510) 692-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	LPBBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	LPBB	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	LPBBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On August 17, 2026, Launch Two Acquisition Corp. (the “Company”), entered into a Working Capital Promissory Note (the “Working Capital Note”) with Launch Two Sponsor, LLC (the “Sponsor”), the sponsor of the Company, pursuant to which the Sponsor loaned $848,000 to the Company on substantially the same terms as the loan under that certain agreement, between the Sponsor and SRX Global Inc., (“Lender” and such agreement, the “Credit Agreement”). Pursuant to the Working Capital Note: (i) the Sponsor loaned to the Company the principal amount of $848,000, of which, $750,000 represents the total amount of cash proceeds received by the Company, which was advanced by the Sponsor to the Company on August 7, 2026, and the remaining $98,000 of principal consists of amounts retained or applied in connection with the loan, including a $48,000 interest reserve and up to $50,000 for fees and expense reimbursements; (ii) the loan carries an annual interest rate of 8%, payable monthly in arrears, with a default interest rate of an additional 18% (for a total of 26%), subject to the maximum extent permitted by applicable law, and with a $48,000 interest reserve from the proceeds of the loan retained by the Sponsor to pay for the first 6 months of interest; (iii) there is a prepayment penalty of 10% (and in the case of the Working Capital Note, it is prepayable only to the extent with the written consent of the Sponsor); (iv) there is a maturity date for all outstanding obligations under the Working Capital Note of the earliest of (A) the consummation of the Company’s initial business combination, (B) the effective date of the winding up of the Company and (C) the six-month anniversary of the issuance date of the Working Capital Note (subject to extensions at the sole election of the Company of two months, with a fee added to the principal amount of the loan equal to 1% of the outstanding principal balance of the loan, and, thereafter, an additional three months, with a fee added to the principal amount of the loan equal to 1.5% of the outstanding principal balance of the loan), (or if earlier, upon an event of default); and (v) there is an obligation to reimburse the Sponsor for its expenses in connection with obtaining the funds for the loan under the Working Capital Note (of which $50,000 was withheld at the funding of the loan to reimburse the Lender for certain of its fees and expenses under the Credit Agreement), any extension fees paid by the Sponsor under the Credit Agreement, and for any expenses of the Sponsor in connection with any refinancing of the debt or the enforcement of the Working Capital Note and for any reimbursement or indemnification obligations of the Sponsor under the Credit Agreement and related documents, subject in each case to a cap of $20,000 per occurrence (other than with respect to indemnification obligations), which expense reimbursement obligations in excess of the initial $50,000 will be due upon the maturity date (or earlier event of default). In light of the Company’s limited cash balance at year end, the Company’s board of directors and management determined to secure additional working capital through the Working Capital Note to fund past and ongoing operational expenses.

The foregoing description of the Working Capital Note does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 8.01 Other Events.

In connection with the Working Capital Note, the Sponsor entered into the Credit Agreement, pursuant to which the Lender provided a loan to the Sponsor of $848,000, subject to the terms and conditions of the Credit Agreement. In connection with the Credit Agreement, the Sponsor also entered into a Pledge Agreement (the “Pledge Agreement”) with the Lender, pursuant to which the Sponsor pledged 2,932,500 Class B ordinary shares of the Company (representing approximately 51% of the founder shares owned by the Sponsor), together with any proceeds thereof (the “Pledged Collateral”), as collateral to secure the obligations under the Credit Agreement. The Credit Agreement also provides that, upon the consummation of the Company’s initial business combination, the Sponsor will transfer and assign to the Lender 150,000 Class B ordinary shares of the Company (or any shares of a successor public company issued in exchange therefor in connection with the business combination) as partial consideration for the loan (the “Consideration Shares”). The Consideration Shares are included in the Pledged Collateral. The loan under the Credit Agreement is non-recourse to the Sponsor, and the Lenders’ sole recourse in the event of a default is to foreclose upon such Pledged Collateral, which would remain subject to the Company’s governing documents and applicable lock-up arrangements, including the terms of the Letter Agreement, dated as of October 7, 2024, by and among the Company, the Sponsor and the other parties thereto (the “Insider Letter”). The Sponsor is required to use the proceeds of the loan under the Credit Agreement to fund loans to the Company to pay for its expenses, including transaction expenses related to the business combination, amounts previously owed for prior business combination efforts and for administrative expenses. The loan under the Credit Agreement mature upon the earlier of the Company’s initial business combination or the Company’s liquidation, or on the six month anniversary of the Credit Agreement, provided that the term of the Credit Agreement can be extended by the Company. The Credit Agreement includes events of default for the Company’s failure to file with the Securities and Exchange Commission by a certain agreed upon date a proxy statement to call for a Company shareholder meeting to extend the Company’s deadline to consummate its initial business combination or for the Company’s failure to enter into a definitive business combination agreement with a target company or business prior to a certain agreed upon date. However, the Credit Agreement and Pledge Agreement solely bind the Sponsor and do not restrict the actions of the Company.

On August 17, 2026, the Sponsor also entered into a Consulting Services and Share Purchase Agreement (the “Consulting Agreement”) with Strategic Capital Advisories (“SCA”), pursuant to which SCA agreed to provide certain consulting services to the Sponsor and, on behalf of the Sponsor, to the Company in connection with the Company’s initial business combination. As consideration for such services, the Sponsor agreed to sell and transfer to SCA, concurrently with the consummation of the Company’s initial business combination, 350,000 Class B ordinary shares of the Company at a purchase price of $0.04 per share (the “Consulting Shares”). The Consulting Shares are included in the Pledged Collateral.

In connection with the aforementioned transactions, the Company, the Sponsor, Cantor Fitzgerald & Co., as representative of the underwriters in the Company’s initial public offering, and NuCube Energy, Inc. entered into a waiver letter pursuant to which the restrictions on transfers contained in the Insider Letter were waived solely to permit the pledge of the Pledged Collateral under the Credit Agreement and the Pledge Agreement, the transfer and assignment of the Consideration Shares to the Lender pursuant to the Credit Agreement, and the sale and transfer of the Consulting Shares to SCA pursuant to the Consulting Agreement, in each case subject to the terms of the Insider Letter.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Working Capital Note dated as of August 17, 2026 by and between the Sponsor and the Company.
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 18, 2026

Launch Two Acquisition Corp.

By:	/s/ Jay McEntee
Name:	Jay McEntee
Title:	Chief Executive Officer

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